SIGMA LITHIUM ANNOUNCES J. P. MORGAN INITIATED
EQUITY RESEARCH COVERAGE WITH "OVERWEIGHT" RATING
BASED ON A BROWNFIELD GROWTH THEME

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Toronto, September 21, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹ and dedicated to supplying global producers of batteries for energy security with sustainable and traceable lithium materials, announces that J. P. Morgan has initiated equity research coverage on the Company with an “Overweight” rating.

J. P. Morgan is also constructive on the lithium market, seeing a persistent industry deficit ahead, underpinning the extended structural runway for the Company to grow.

Core investment highlights of Sigma Lithium cited by research analysts from J. P. Morgan’s North America Metals & Mining Team in a comprehensive 66-page “Initiation of Coverage Report” include:

•	Market disconnect: Sigma Lithium is an “operational de-risking plus brownfield growth” story driven by a recovery in mining/plant cadence and a supportive lithium price/tightness backdrop, whose valuation is “being overly discounted on growth and industry risks”. The valuation underwrites a re-rating as execution de-risks, with upside skewed to phase-delivery probabilities. Sigma trades at a discount to global lithium peers despite one of the sector’s stronger visible growth profiles.
•	Volumes can more than double on a modular expansion path with most enabling infrastructure already built. Phase 1 is operating (~330 ktpa nameplate), Phase 2 adds ~250 ktpa, and Phase 3 adds ~250 ktpa, taking guided installed capacity to ~580 ktpa by end-2027 and ~830 ktpa by end-2028, with the critical path increasingly centered on equipment procurement/assembly and commissioning rather than greenfield permitting/infrastructure.
•	Capex intensity is best-in-class for new hard-rock capacity, supporting self-funding and limiting dilution risk. Management frames each incremental line at ~US$100 million. Phase 2 and Phase 3 disclosures imply ~US$100–108 million for ~250 ktpa of incremental capacity (i.e., ~US$400–430/t installed), which is structurally advantaged versus peers (~US$1,100/t) once full project scope and contingencies are considered.
•	Low-cost, high-quality asset base supports solid cash generation even at mid-cycle prices. Sigma sits in the first quartile of the cost curve (above Greenbushes but below most Australian and marginal global supply), providing both downside protection and strong operating leverage as prices recover and volumes scale.
•	Lithium fundamentals remain supportive, with 2026 the tightest year in J. P. Morgan’s cycle view and 2027 the peak price year. J. P. Morgan sees a deficit market through to 2029 (narrowing over time), with demand strength led by energy storage while supply growth still leaves balances tight. J. P. Morgan’s team forecasts strong lithium prices, providing meaningful torque to Sigma given its unhedged exposure.
•	Sigma moves away from “start-up mode” as mining is internalized, throughput volatility declines and the Company addresses past operational issues. The late-2025 pause and shift to an in-house mining model (larger fleet and mine-geometry optimization) directly addresses the key bottleneck that constrained 2025 production. Early 2026 trends point to improving quarterly cadence, lower unit costs and reduced working-capital stress (also explained by higher prices and FCF/ton), supporting a lower risk premium. The operational playbook is becoming simpler, more internalized and providing the foundation for an Overweight thesis.

J. P. MORGAN HIGHLIGHTS SIGMA LITHIUM’S KEY STRENGTHS

In addition to its investment thesis, J. P. Morgan highlights several key strengths of Sigma Lithium:

•	Sustainability leadership: J. P. Morgan highlights Sigma Lithium’s differentiated operating model, including 100% renewable electricity, dry-stacked tailings, 90% process-water recycling and no hazardous chemicals, alongside a strong safety record.
•	Experienced leadership team: J. P. Morgan recognizes an experienced leadership and operating team spanning strategy, financing, technical development and operations, with a track record extending from development and permitting through construction and production.

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•	Shareholder alignment: J. P. Morgan highlights how A10 Invest was a “critical enabler” through the development phase and “acted as an early financial sponsor and over time became the controlling shareholder block—providing patient capital and governance influence as the company moved from exploration into feasibility, permitting, financing, and construction.”

A copy of the initiation report may be available directly from J. P. Morgan. Sigma Lithium notes that any opinions, forecasts or valuation targets regarding the Company’s performance generated by J. P. Morgan analysts are independent assessments and do not represent opinions or projections of the Company.

“We are honored that an institution of J. P. Morgan’s caliber has initiated coverage of Sigma Lithium. We appreciate the recognition of the hard work and execution of our team in Brazil in building one of the world’s largest operating industrial lithium complexes. As we continue to grow the Company, expanding our engagement with the global institutional investment community remains an important part of our capital markets strategy,” said Ana Cabral, Co-Chairperson and CEO of Sigma Lithium.

Sigma Lithium remains focused on scaling up its mining operations to advance its expansion plans, expecting to deliver 240,000 tonnes of lithium oxide concentrate within 12 months and 330,000 tonnes in FY27. To download the Company’s most recent presentation, please visit the Sigma Lithium website at https://ir.sigmalithiumcorp.com/investors/

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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